February 17, 2017

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Monick

RE:	Brookfield Asset Management Inc.
Form 40-F for the year ended December 31, 2015
Filed on March 31, 2016
File No. 033-97038

Thank you for your letter dated August 4, 2016. For your reference we have included, along with our responses, each of your questions in italics using the same numbering references in your letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2015

Financial Profile, page 28

1.	We have considered your response to comment 1. Given the magnitude of investment properties and property, plant, and equipment to your balance sheet, the inherent uncertainty related to the underlying Level 3 unobservable inputs utilized to determine fair value coupled with the fact that fair value changes represent a material portion of your net income, we continue to believe inclusion of a sensitivity analysis of material assumptions based on reasonably likely changes would be appropriate. Please revise future filings and provide an example of your proposed disclosures.

The Company acknowledges the staff comment and, in determining the required disclosures, has considered the financial statement disclosure requirements within IFRS 13, Fair Value Measurements, and Management’s Discussion and Analysis (“MD&A”) disclosure requirements within National Instrument 51-102F1 (“NI 51-102F1”). In respect of the Staff’s comment that fair value changes have historically represented a material portion of net income, the Company notes that fair value changes relating to Investment Properties are reflected in net income whereas changes in the fair value of PP&E are reflected in Other Comprehensive Income (“OCI”).

In light of the Staff’s comment, the Company proposes to add the following disclosure in our MD&A in the 2016 Form 40-F to be filed with the SEC on or prior to March 31, 2017 and will do so for a 25 basis point change as per the staff’s letter to Brookfield Property Partners, in order to be consistent.

The following table presents the impact on fair value of investment properties as at December 31, 2016 from a 25 basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate:

(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States
Canada
Australia
Europe
Brazil
Opportunistic
Opportunistic Office
Opportunistic Retail
Industrial
Multifamily
Triple Net Lease
Self-storage
Student Housing

Total	$—

The following table presents the impact on fair value of property, plant and equipment in our Renewable Power segment as at December 31, 2016 from a 25 basis point change in discount and terminal capitalization rates, as well as a 5% change in electricity prices:

(US$ Millions)	Impact on fair value of PP&E
25 bps change in discount rates and terminal capitalization rates
North America
Brazil
Colombia
Europe

Total	$—

5% change in future electricity prices
North America
Brazil
Colombia
Europe

Total	$—

We note that the sensitivity to reasonably likely changes in discount rates and terminal capitalization rates are quantitatively immaterial with respect to PP&E within the Infrastructure and Property segments.

When determining the appropriate location of the above disclosure in the Form 40-F, the Company gave consideration to the disclosure requirements in IFRS 13 and NI 51-102F1.

Specifically, the Company considered IFRS 13.93(h)(i) which requires a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs, if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. As described in its letter dated July 26, 2016, the Company will provide such narrative disclosure in the notes to its consolidated financial statements. IFRS 13.93(h)(ii) states that quantitative disclosure of the effects of changing one or more unobservable inputs to reasonably possible alternative assumptions is only required for financial assets and financial liabilities. Accordingly there is no requirement to include quantitative sensitivity analysis in the notes to the financial statements in respect of the Company’s Investment Properties and PP&E, as these are not financial assets.

In considering disclosure within the Management’s Discussion and Analysis (“MD&A”) the Company referred to NI 51-102F1 paragraph 1.12, which advises the use of quantitative analysis is to be included within an entity’s MD&A when i) the estimates are highly uncertain, and ii) quantitative information would provide material information to shareholders. Based on review of this standard, the Company determined the appropriate location for such disclosure is the MD&A.

Should you have any further questions and/or comments, please do not hesitate to contact me at (416) 363-9491.

Yours truly,

/s/ Brian D. Lawson

Brian D. Lawson

Chief Financial Officer

Brookfield Asset Management Inc.

3